September 26, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate and Construction

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Ms. Sonia Bednarowski / Mr. John Dana Brown
Re:	Spirits Capital Corporation
Offering Statement on Form 1-A , initially filed August 10, 2023
File No.: 02412312 Withdrawal of qualification request

Dear Ms. Bednarowski and Mr. Brown:

On behalf of Spirits Capital Corporation, we hereby withdraw our qualification request dated September 25, 2023 for qualification of the above-referenced offering.

Should you have any questions relating to the foregoing or wish to discuss any aspect of the Company’s filing, please contact our counsel Ruba Qashu, Partner, Barton LLP at 949-355-5405.

Sincerely,

Spirits Capital Corporation

/s/ Todd Sanders
Todd Sanders
Chief Executive Officer and Chairman